FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 10, 2006	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO INTERSECTS GOLD MINERALIZATION FROM ITS DRILLING AT TWANGIZA

Drilling results include 93.10 metres grading 1.62 g/t Au, 21.55 metres grading 5.00 g/t Au,
48.46 metres grading 1.86 g/t Au and 31.32 metres grading 2.63 g/t Au

Toronto, Canada – May 10, 2006 — Banro Corporation (“Banro” or the “Company”) (AMEX — “BAA”; TSX — “BAA”) is pleased to announce initial drilling results from the Company’s current core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received from the initial 8 core holes drilled at Twangiza that are part of a 20,000 metre drilling program.

Highlights include:

•	Hole TDD008 intersected 21.55 metres grading 5.00 g/t Au from 0.00 metres and 93.10 metres grading 1.62 g/t Au from 94.97 metres
•	Hole TDD004 intersected 48.46 metres grading 1.86 g/t Au from 0.00 metres
•	Hole TDD003 intersected 31.32 metres grading 2.63 g/t Au from 0.00 metres
•	Hole TDD002 intersected 17.95 metres grading 2.95 g/t Au from 0.00 metres, 6.35 metres grading 4.62 g/t Au from 36.00 metres and 15.37 metres grading 2.61 g/t Au from 86.74 metres

These drilling results are over strike lengths of 325 metres at Twangiza with holes spaced at between 40 and 80 metre sections. Core holes were inclined at between minus 50 and 56 degrees and averaged 193 metres in depth with a maximum of 284 metres down the hole. Core recovery for these holes averaged 92% within the mineralized zones. It is estimated that the true widths of the mineralized zones are approximately 80% of the intersected widths in the holes. The mineralized sections are found within a series of mineralised feldspar porphyry sills and interbedded, low grade, pelitic meta sediments that have been folded into an upright open anticline. The gold mineralization is associated with pyrite and arsenopyrite sulphides and silicic, carbonate and potassic alteration. Results from the core holes are tabulated below. A locality plan with the drilling results is found accompanying this press release on the Company’s website, http://www.banro.com/i/pdf/2006-05-10_NRM.pdf.

Summary of Drill Hole Results

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALISATION
	(UTM)	(UTM)	(°)	(°)	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)

TDD 001	9682812.53	693421.60	70	-51	39.45	49.81	10.36	3.44
					59.00	62.62	3.62	3.00
					79.64	93.84	14.20	1.01

TDD 002	9682741.62	693456.74	70	-51	0.00	17.95	17.95	2.95
					36.00	42.35	6.35	4.62
					61.70	81.27	19.57	1.36
					86.74	102.11	15.37	2.61

TDD 003	9682662.27	693464.66	70	-51	0.00	31.32	31.32	2.63
Includes					1.00	14.40	13.40	4.11

TDD 004	9682662.13	693464.34	70	-56	0.00	48.46	48.46	1.86
Includes					0.00	12.93	12.93	4.22

TDD 005	9682785.62	693561.26	260	-55	10.10	21.46	11.36	0.88
					30.22	33.22	3.00	4.58
					98.87	114.54	15.67	0.97
					148.65	158.14	9.49	0.73
					169.93	180.54	10.61	1.27

TDD 006	9682566.49	693433.81	70	-51	13.50	16.36	2.86	4.85
					28.30	34.35	6.05	1.78
					118.00	147.10	29.10	1.41
					153.68	163.15	9.47	2.74

TDD 007	9682795.87	693633.63	260	-55	12.57	18.08	5.51	2.10

TDD 008	9682489.78	693463.86	70	-50	0.00	21.55	21.55	5.00
					30.32	40.10	9.78	2.41
					57.43	62.42	4.99	2.42
					82.72	84.83	2.11	2.99
					94.97	188.07	93.10	1.62
					218.71	222.35	3.64	3.17
					235.55	237.51	1.96	3.17
					253.52	254.52	1.00	9.94
					274.32	276.32	2.00	3.12

_________________

Holes  are uncut.

Commenting on these drilling results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said: “The broad, multiple zones of gold mineralization in these holes are consistent with the previous drilling results from our 1997-98 program while indicating the potential for increasing the Twangiza mineral resource base.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples are crushed down to minus 2 mm, split with approximately half the sample then being pulverised down to 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. In addition, sample pulps with known grades from the SGS Laboratory in Mwanza are also submitted to a second independent laboratory for quality control purposes.

The current mineral resource estimates for the Twangiza property are as follows: a measured mineral resource of 2,601,000 tonnes grading 3.20 g/t Au (equivalent to 268,000 ounces of gold); an indicated mineral resource of 27,785,000 tonnes grading 1.95 g/t Au (equivalent to 1,742,000 ounces of gold); and an inferred mineral resource of 19,241,000 tonnes grading 1.90 g/t Au (equivalent to 1,175,000 ounces of gold).

Additional information with respect to the Twangiza property is contained in the technical report of CME Consulting Ltd. dated April 30, 2003 and entitled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo”, and the technical report of Michael B. Skead (who is the Company’s Vice President of Exploration) dated March 30, 2006 and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. Copies of these reports can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President of Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.